PARAMOUNT RESOURCES LTD.
Calgary, Alberta
June 4, 2007

PARAMOUNT RESOURCES LTD. ANNOUNCES CLOSING OF ITS PREVIOUSLY ANNOUNCED DISPOSITION OF ITS OIL SANDS LEASES AND SHUT-IN NATURAL GAS RIGHTS IN THE SURMONT AREA FOR $301.7 MILLION

Paramount Resources Ltd. (TSX: POU) (“Paramount”) is pleased to announce that it has closed its previously announced disposition of its oil sands leases and its producing and shut-in natural gas rights in the Surmont area of Alberta for total consideration of $301.7 million.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C.  H. (Clay) Riddell, Chairman and Chief Executive Officer
J.  H.T. (Jim) Riddell, President and Chief Operating Officer
B.  K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax:      (403) 262-7994

Forward-Looking Statements Advisory

This press release contains forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements with respect to the terms of the transaction and the timing for completion of the transaction.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to, the receipt of required approvals, the performance by the Purchaser of its obligations to complete the transaction, and general economic and business conditions .

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.